                          MID-AMERICA BANCSHARES, INC.
                              7651 HIGHWAY 70 SOUTH
                           NASHVILLE, TENNESSEE 37221
                                 (615) 646-4556




                                 August 3, 2006




VIA E-MAIL AND FACSIMILE (202) 772-9208
Ms. Kathryn McHale
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

         RE: REQUEST FOR ACCELERATION OF REGISTRATION STATEMENT MID-AMERICA BANCSHARES, INC.
                REGISTRATION STATEMENT ON FORM S-4, AS AMENDED
                FILED MAY 26, 2006
                FILE NO. 333-134247

Dear Ms. McHale:


         Registrant hereby requests that the Registration Statement, as amended, be declared effective as of 10:00 a.m. (Eastern Time) as of August 8, 2006. In making this request, the registrant acknowledges that:


- Should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



         Registrant hereby rescinds and revokes all prior acceleration requests.


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Ms. Kathryn McHale
Securities and Exchange Commission
August 3, 2006
Page -2-



         Please contact our counsel at (615) 252-6000 if you have any questions about this request for acceleration. Thank you for your assistance in this matter.




                                                  Sincerely,

                                                  /s/ Gary L. Scott
                                                  ------------------------------
                                                  Gary L. Scott



cc:      David Major, President
         Stephen M. Maggart, Maggart & Associates, P.C.
         P. Jason Ricciardi, Maggart & Associates, P.C.
         Daniel W. Small, Esq.